                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                     International Shipholding Corporation
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   460321201
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                                 (CUSIP Number)

                                    6/30/07
                      -----------------------------------
                     Date of Event Which Requires Reporting

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [X]  Rule 13d-1(b)
          [ ]  Rule 13d-1(c)
          [ ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 5 pages

CUSIP No. 460321201                                            Page 2 of 5 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 St. Denis J. Villere & Company, L.L.C.
                 I.R.S. Identification No. 72-0343760

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                        (a)  /   /              (b)  / X /

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3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OR ORGANIZATION
               Louisiana
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NUMBER OF        5.       SOLE VOTING POWER
                                                6,500
SHARES           ---------------------------------------------------------------

BENEFICIALLY     6.       SHARED VOTING POWER
                                                428,521
OWNED BY         ---------------------------------------------------------------

EACH             7.       SOLE DISPOSITIVE POWER
                                                6,500
REPORTING        ---------------------------------------------------------------

PERSON           8.       SHARED DISPOSITIVE POWER
                                                428,521
WITH             ---------------------------------------------------------------

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              435,021 Shares

--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*
                N/A

--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                7.11%

--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON*
                IA

--------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!





                               Page 2 of 5 pages

                                  SCHEDULE 13G

ITEM 1.

         This Schedule 13G relates to shares of the common stock (the "Shares") of International Shipholding Corporation, a Delaware corporation (the "Issuer"), whose principal executive offices are located at 11 North Water street Suite 18290 Mobile, AL 36602.

ITEM 2.

         (a) - (c)        The person filing this Schedule 13G is St. Denis J.
Villere & Company, L.L.C., a Louisiana limited liability company ("Villere"), with its principal business office located at 601 Paydras Street, Suite 1808, New Orleans, LA 70130.

         (d)     Title of Class of Securities:  Common

         (e)     CUSIP Number:  460321201

ITEM 3.

         Villere is filing this Schedule 13G as an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

ITEM 4.          Ownership.

         (a) - (c)        As of June 30, 2007, Villere was deemed to have or
share voting or dispositive power over, and therefore to own beneficially, the number and percentage of Shares of the Issuer indicated below:

Number           Percentage of             Sole             Shared           Sole             Shared
of               Outstanding               Voting           Voting           Dispositive      Dispositive
Shares           Shares                    Power            Power            Power            Power
------           -------------             ------          ---------         ------------     -----------
435,021          7.11%                     6,500           428,521           6,500            428,521





                               Page 3 of 5 pages

ITEM 5.          Ownership of Five Percent or Less of a Class.

                 Not Applicable

ITEM 6.          Ownership of More than Five Percent on Behalf of Another
                 Person.

                 Not Applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                 Not Applicable

ITEM 8.          Identification and Classification of Members of the Group.

                 Not Applicable

ITEM 9.          Notice of Dissolution of Group.

                 Not Applicable

ITEM 10.         Certification.

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                               Page 4 of 5 pages

                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 10, 2007
       -----------------
                                        ST. DENIS J. VILLERE & COMPANY, L.L.C.



                                        By:  /s/ George G. Villere
                                             ----------------------------
                                             George G. Villere
                                             Member





                               Page 5 of 5 pages